                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                ----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                         MCI COMMUNICATIONS CORPORATION
                  --------------------------------------------
                               (Name of company)

                                  Common Stock
                  --------------------------------------------
                         (Title of class of securities)
                                   552673105
                                 (CUSIP Number)

                                 Colin R. Green
                       Secretary and Chief Legal Adviser
                         British Telecommunications plc
                                   BT Centre
                               81 Newgate Street
                            London EC1A 7AJ, England
                        Tel. No.:  (011) 44-71-356-5000
                  -------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                August 21, 1997
             -----------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994 by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"), as amended by Amendment No. 1, filed November 3, 1996, by Amendment No. 2, filed December 5, 1996, and by Amendment No. 3, filed August 21, 1997 (such Schedule, as so amended, being the "Schedule 13D"). This Amendment No. 4 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.10 per share (the "Common Stock"), of MCI Communications Corporation, a Delaware corporation (the "Company").

          The following amendment to Item 4 of the Schedule 13D is hereby made:

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is amended and restated in its entirety as follows:

          On November 3, 1996, the Company, the Reporting Person and Tadworth Corporation, a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Tadworth"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Reporting Person, the Company and Tadworth subsequently amended certain terms of the Merger Agreement by entering into the Amendment Agreement, dated as of February 14, 1997 (the "Amendment Agreement"), and Amendment Agreement No. 2, dated as of August 21, 1997 ("Amendment Agreement No. 2"). Copies of the Merger Agreement, the Amendment Agreement and Amendment Agreement No. 2 are filed as Exhibits 4, 7 and 8 hereto, respectively, and the Merger Agreement, as amended by the Amendment Agreement and Amendment Agreement No. 2 is incorporated herein by reference in its entirety. Upon the satisfaction of the conditions set forth in the Merger Agreement, as amended by the Amendment Agreement and Amendment Agreement No. 2, the Company will merge (the "Merger") with and into Tadworth (the "Surviving Corporation") and each share of the Common Stock not held in the treasury of the Company or owned by the Reporting Person or Tadworth or any persons who shall have properly exercised their rights to appraisal under Delaware law shall be automatically converted into the right to receive 0.375 American Depositary Shares of the Reporting Person, each representing ten ordinary shares of 25 pence each of the Reporting Person, and $7.75 in cash. The combined company will be named Concert plc and will operate under the BT and MCI brand names in the United Kingdom and the United States, respectively. Consummation of the Merger is subject to various conditions, including receipt of the approval of the shareholders of the Company and the Reporting Person and receipt of required regulatory approvals. A press release relating to the execution of Amendment Agreement No. 2 is attached hereto as Exhibit 9.

          The following amendment to Item 6 of the Schedule 13D is hereby made:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

          The Reporting Person has designated three persons, Sir Peter L. Bonfield, Mr. J. Keith Oates and Sir Colin A. Marshall, as Class A Directors of the Company. Each such Class A Director is entitled to receive options to purchase shares of the Common Stock pursuant to the Company's 1988 Directors' Stock Option Plan. However, none of them have options which are currently exercisable. Sir Peter Bonfield, Mr. Oates and Sir Colin Marshall are Directors of the Reporting Person, and Sir Peter Bonfield is an Executive Officer of the Reporting Person. The Reporting Person has agreed to indemnify each such Class A Director for any losses incurred in connection with holding or exercising such options or transferring such shares of Common Stock.


          The following amendment to Item 7 of the Schedule 13D is hereby made:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is supplemented as follows:

          7. Amendment Agreement, dated as of February 14, 1997, among the Reporting Person, the Company and Tadworth.

          8. Amendment Agreement No. 2, dated as of August 21, 1997, among the Reporting Person, the Company and Tadworth.

          9.   Reporting Person press release, dated August 22, 1997.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 22, 1997                 BRITISH TELECOMMUNICATIONS PLC


                                       By      /s/ Colin R. Green
                                          -------------------------------------
                                       Name:  Colin R. Green
                                       Title: Secretary and Chief Legal Adviser

                                 EXHIBIT INDEX

Exhibit   Description
-------   -----------

1.        Amended and Restated Investment Agreement, dated as of January 31,
          1994, between the Reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.

2. Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

3.        First Amendment, dated as of September 29, 1994, to the Investment
          Agreement, between the Reporting Person and the Company.

4.        Agreement and Plan of Merger, dated as of November 3, 1996.

5.        Reporting Person press release, dated November 3, 1996.

6.        Reporting Person press release, dated August 21, 1997.

7.*       Amendment Agreement, dated as of February 14, 1997, among the
          Reporting Person, the Company and Tadworth.

8.*       Amendment Agreement No. 2, dated as of August 21, 1997, among the
          Reporting Person, the Company and Tadworth.

9.*       Reporting Person press release, dated August 22, 1997.

_________________

* Filed herewith.